UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Span-America Medical Systems, Inc.

(Name of Subject Company)

Span-America Medical Systems, Inc.

(Name of Person Filing statement)

Common Stock, no par value

(Title of Class of Securities)

846396109

(CUSIP Number of Class of Securities)

James D. Ferguson

President and Chief Executive Officer

Span-America Medical Systems, Inc.

70 Commerce Center

Greenville, South Carolina 29615

(Name, Address and telephone Number of Person Authorized to Receive Notices and

Communications

on behalf of the Person Filing Statement)

with copies to:

Eric K. Graben

Wyche, P.A.

44 East Camperdown Way

Greenville, South Carolina 29601

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Span-America Medical Systems, Inc., a South Carolina corporation (“Span-America”), filed with the United States Securities and Exchange Commission (the “SEC”) on May 17, 2017 (as amended and supplemented from time to time, including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Savaria (SC) Inc., a South Carolina corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Savaria Corporation, an Alberta corporation (“Savaria” or “Parent”), to purchase all of the issued and outstanding shares of Span-America’s common stock, no par value, at a purchase price of $29.00 per share, in cash, without interest, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated May 17, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and collectively with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on May 17, 2017, by Purchaser and Savaria (together with any amendments and supplements thereto, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note:

As further described in Item 8 of the Schedule 14D-9 under the heading “Legal Proceedings” below, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. With respect to the litigation, the defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. As noted below, none of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. The additional disclosures are set forth below:

ITEM 4. THE SOLICITATION OR RECOMMENDATION

“Background of the Offer and the Merger”

The fourth full paragraph on page 14 under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger” of Item 4 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

“On December 7, 2016, Span-America’s Board held a telephonic meeting to discuss the indication of interest. Wyche was present at the meeting and the Board discussed its fiduciary duties related to Parent’s indication of interest with Wyche and resolved to form a special committee (the “Special Committee”) comprised of a subset of independent directors (within the meaning of the Nasdaq corporate governance rules applicable to Span-America) who could be fully available and prepared to respond quickly, as needed, to Parent’s indication of interest or any other proposal. The Board specifically authorized the Special Committee to: (i) consider and evaluate Parent’s expression of interest and the Company’s strategic alternatives; (ii) have discussions with Parent and its representatives concerning any proposals; (iii) respond to any inquiries relating to any proposal, as necessary; (iv) make a recommendation to the Board regarding any proposal; (v) consider, evaluate, and, if appropriate, recommend other strategic alternatives to the Board; and (vi) take any or all of the foregoing actions in response to any other proposal to engage in a strategic transaction with the Company. The Special Committee was also empowered to hire legal and financial advisors as deemed necessary to assist the Special Committee in fulfilling its duties. The Special Committee was initially comprised of Span-America’s chairman, Thomas D. Henrion, and directors Thomas J. Sullivan, Robert H. Dick and Thomas F. Grady, Jr., though at Mr. Grady’s request in deference to his appreciation of Ms. Rappuhn’s experience, he was subsequently replaced by Terry Allison Rappuhn. The Special Committee met immediately after the Board meeting and adopted resolutions (a) authorizing Mr. Sullivan to request from Baird its proposed terms of engagement to serve as Span-America’s financial advisors, (b) retaining Wyche as the Special Committee’s legal counsel, (c) imposing a trading blackout for Span-America’s directors and for its officers and employees who were aware of Parent’s indication of interest and (d) electing Mr. Henrion chair of the Special Committee.”

The following sentence is hereby added to the end of the last paragraph on page 18 under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger” of Item 4 of the Schedule 14D-9:

“At no time leading up to Parent’s withdrawal of the requirement that Span-America’s senior managers enter into employment agreements as a condition to Parent’s entry in the Merger Agreement, did Parent, on the one hand, and Span-America or any member of senior management of Span-America, on the other hand, engage in substantive negotiations regarding the terms of any such post-merger employment nor enter into any such agreement, arrangement or understanding in connection with such post-merger employment.”

The first full paragraph on page 19 under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger” of Item 4 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

“On April 13, 2017, Mr. Ferguson, received a visit from the CEO of another company in a related industry to Span-America (“Company A”). Mr. Ferguson had met with Company A’s CEO several years earlier to discuss a possible business combination; however, nothing came of those discussions. Company A’s CEO, however, had requested meetings on two occasions in early 2017, which Mr. Ferguson declined in compliance with the exclusivity provisions in the LOI, and called Mr. Ferguson again to indicate he would be in Atlanta on April 13, 2017 and could drive to Greenville that morning. Mr. Ferguson accepted this meeting request. Company A’s CEO expressed an interest in acquiring Span-America for cash at a premium over market, but without otherwise giving any indication of price, timing or other terms. Consistent with the exclusivity obligations in the LOI, Mr. Ferguson merely advised Company A’s CEO that he would pass along the information to Span-America’s Board. Wyche notified the Board and Parent’s counsel of the unsolicited indication of interest that day.”

The following paragraph is hereby added to page 19 under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger” of Item 4 of the Schedule 14D-9 after the second full paragraph on that page:

“Also on April 17, 2017, Mr. Rimbert sent representatives of Baird a draft form of a one-page letter captioned “Continued Employment with Savaria Corporation” that Parent proposed to send to Span-America’s senior managers after closing of the transactions confirming that Parent intended to retain them with their pre-closing compensation for two years after closing provided the senior managers agreed not to compete with Span-America for 24 months after any termination of their employment.  On April 20, 2017, Mr. Rimbert verbally conveyed to representatives of Baird a 12-month non-compete period would be acceptable to Parent, which the representatives of Baird conveyed to Mr. Ferguson and Mr. Coggins.  There were no discussions between Span-America’s senior managers and representatives of Parent, either directly or through representatives of Baird, regarding the draft form letter, and no final individualized letters were received by any of Span-America’s senior managers.”

The first full paragraph on page 20 under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger” of Item 4 of the Schedule 14D-9 is hereby amended and restated to read in its entirety as follows:

“The Special Committee also discussed with representatives of Baird Company A and its ability to make, and likely interest in making, a topping offer. The Special Committee discussed with representatives of Baird Company A’s capability of acquiring Span-America, including the ability to make a topping offer within the 45 day “window shop” period between transaction announcement and closing of the tender offer. The Special Committee noted in the course of the discussions that (a) Company A’s prior transaction history included only a few acquisitions that were generally smaller than the aggregate purchase price being proposed by Parent, (b) based on Company A’s balance sheet in its most recent quarterly report on Form 10-Q, Company A would need to obtain substantial financing to fund an acquisition of Span-America, though it’s balance sheet would probably support the necessary borrowing, and (c) given the product lines of Company A and Span-America, there were unlikely to be any significant synergies between Company A and Span-America that would support Company A offering a higher price than Parent; therefore, the Special Committee concluded that Company A was unlikely to make an offer that was superior to Parent’s offer. The Special Committee further concluded, however, that, in the event Company A did want to make a superior offer, the 45-day post-announcement “window shop” period would provide Company A with an adequate opportunity to make a topping offer, and that Span-America should not seek an opportunity to discuss a potential strategic transaction with Company A prior to announcing a transaction with Parent.”

“Opinion of Span-America’s Financial Advisor—Selected Publicly Traded Company Analysis”

The first table on the top of page 29 under the heading “The Solicitation or Recommendation—Opinion of Span-America’s Financial Advisor—Selected Publicly Traded Company Analysis” of Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety with the following:

Selected Public Company Trading Multiples

Company	Net Sales LTM	Adj. EBITDA LTM
Dragerwerk AG & Co. KGaA	0.6x	7.1x
Flexsteel Industries, Inc.(1)	0.8x	9.0x
Getinge AB(1)	2.1x	9.5x
Hill-Rom Holdings, Inc.(1)	2.7x	14.2x
Invacare Corporation	0.5x	N/M(3)
Kewaunee Scientific Corporation(2)	0.5x	6.7x
Paramount Bed Holdings Co., Ltd.	1.7x	7.8x
UFP Technologies, Inc.	1.1x	11.8x
Virco Mfg. Corporation(2)	0.4x	6.7x

Low	0.4x	6.7x
Mean	1.2x	9.1x
Median	0.8x	8.4x
High	2.7x	14.2x

(1) LTM financials as of 3/31/17.

(2) LTM financials as of 1/31/17.

(3) N/M denotes not meaningful, because the multiple was greater than 30.0x.

The first paragraph on page 29 under the heading “The Solicitation or Recommendation—Opinion of Span-America’s Financial Advisor—Selected Publicly Traded Company Analysis” of Item 4 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“In addition, Baird calculated the implied per share equity values of Company Common Stock based on the trading multiples of the selected public companies and the Company’s LTM Net Sales ($61.4M) and LTM EBITDA ($7.0M), and compared such values to the Consideration of $29.00 per share. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.”

“Opinion of Span-America’s Financial Advisor—Selected Transactions Analysis”

The first table on page 30 under the heading “The Solicitation or Recommendation—Opinion of Span-America’s Financial Advisor—Selected Transactions Analysis” of Item of the Schedule 14D-9 is hereby amended and restated in its entirety with the following:

Selected Transaction Multiples
Closed Date	Target	Acquiror	Net Sales LTM	EBITDA LTM

8/28/15	Patterson Medical Supply, Inc.	Madison Dearborn Partners, LLC	1.5x	10.6x
8/1/14	TRUMPF Medical	Hill-Rom Holdings Netherlands, B.V.	1.0x	N/A
4/15/14	BERCHTOLD GmbH & Co. KG	Stryker Corporation	1.4x	N/A
8/6/13	Champion Manufacturing, Inc.	Levine Leichtman Capital Partners	2.0x	8.2x
4/19/13	Nottingham Rehab Limited	LDC (Managers) Limited	0.3x	11.4x
3/18/13	Sealy Corporation	Tempur-Pedic International Inc.	0.7x	7.6x
11/8/12	Kinetic Concepts, Inc., Therapeutic Support Systems Business	ArjoHuntleigh AB	1.1x	5.7x
6/30/12	Acare Medical Science Co., Ltd.	ArjoHuntleigh AB	1.3x	9.0x
2/13/12	Völker GmbH	Hill-Rom Holdings, Inc.	0.9x	N/A
10/1/10	Gaymar Industries, Inc.	Stryker Corporation	2.0x	N/A
		Low	0.3x	5.7x
		Mean	1.2x	8.8x
		Median	1.2x	8.6x
		High	2.0x	11.4x

The second full paragraph on page 30 under the heading “The Solicitation or Recommendation—Opinion of Span-America’s Financial Advisor— Selected Transactions Analysis” of Item 4 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“In addition, Baird calculated the implied per share equity values of Company Common Stock based on the acquisition transaction multiples of the selected acquisition transactions and the Company’s LTM Net Sales ($61.4M) and LTM EBITDA ($7.0M), and compared such values to the Consideration of $29.00 per share. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.”

“Opinion of Span-America’s Financial Advisor—Discounted Cash Flow Analysis”

The first and second sentence of the last paragraph on page 30 under the heading “The Solicitation or Recommendation—Opinion of Span-America’s Financial Advisor—Discounted Cash Flow Analysis” of Item 4 of the Schedule 14D-9 are hereby deleted and replaced with the following:

“Baird performed a discounted cash flow analysis utilizing projected unlevered free cash flows for Span-America (defined as net income plus depreciation and amortization, minus capital expenditures, plus/minus changes in working capital) from 2017 to 2021, calculated by Baird using inputs provided by Span-America’s senior management. In such analysis, Baird calculated the present values of the estimated unlevered free cash flows from 2017 to 2021 by discounting such amounts at rates ranging from 10.5% to 12.5%, which were based upon an analysis of the weighted average cost of capital of Span-America.”

The section “The Solicitation or Recommendation—Opinion of Span-America’s Financial Advisor—Discounted Cash Flow Analysis” of Item 4 of the Schedule 14D-9 is hereby amended by adding the following paragraph to the end of such section:

“For more information please see “Item 4.The Solicitation or Recommendation—Certain Unaudited Projected Financial Information.”

“Certain Unaudited Projected Financial Information”

The table under the heading “The Solicitation or Recommendation—Certain Unaudited Projected Financial Information” of Item 4 on the top of page 32 of the Schedule 14D-9 is hereby amended and restated in its entirety with the following:

		Fiscal Years Ending September 30,

	2017E	2018P	2019P	2020P	2021P

Net Sales	$62.6	$68.8	$73.6	$78.4	$82.9
% Growth	(7.5%)	9.9%	7.0%	6.6%	5.7%
Cost of Goods Sold	$38.8	$43.5	$46.3	$49.1	$51.6
Gross Profit	$23.7	$25.3	$27.3	$29.3	$31.3
% Margin	37.9%	36.8%	37.0%	37.3%	37.7%
Operating Expenses	$17.3	$18.3	$19.5	$20.6	$21.7
EBITDA(1)(2)	$7.6	$8.3	$9.1	$10.1	$11.0
% Margin	12.2%	12.1%	12.4%	12.9%	13.3%
% Growth	5.0%	8.8%	10.0%	10.5%	9.1%
(-)Depreciation	$(0.9)	$(1.0)	$(1.0)	$(1.1)	$(1.1)
(-)Amortization	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.3)
EBIT(1)(3)(4)	$6.4	$7.0	$7.8	$8.7	$9.5
% Margin	10.2%	10.2%	10.6%	11.1%	11.5%
(-) Tax Expenses	$(2.1)	$(2.4)	$(2.6)	$(2.9)	$(3.2)
Net Income(5)	$4.4	$4.8	$5.3	$5.9	$6.5
(+) Depreciation and Amortization	$1.2	$1.3	$1.3	$1.4	$1.5
(-) Capital Expenditures	$(0.9)	$(0.7)	$(0.7)	$(0.7)	$(0.7)
(decrease) Changes in Working Capital	$0.7	$(1.2)	$(0.9)	$(0.9)	$(0.8)
Unlevered Free Cash Flow	$5.2	$4.0	$4.9	$5.5	$6.2

(1)

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and earnings before interest and taxes (“EBIT”) are non-GAAP financial measures and should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows or as measures of liquidity.

(2)

EBITDA is calculated as net income plus depreciation, amortization, tax expenses and interest expenses, excluding the impact of currency exchange gains and losses. The calculation here assumes interest income (expense) is immaterial.

(3)

EBIT is calculated as net income plus tax expenses and interest expenses, excluding the impact of currency exchange gains and losses. The calculation here assumes interest income (expense) is immaterial.

(4)	EBIT is equal to GAAP operating income, assuming that net other income (expense) is immaterial.

(5)

Net income is a GAAP financial measure. GAAP net income is yielded by adding net interest income or net other income (expense) to operating income and subtracting tax expense. The calculation here assumes that the combined impact of net interest income and net other income (expense) is immaterial.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 and the disclosure under “Legal Proceedings” are hereby amended and supplemented by adding the following at the end of this subsection:

“The Company is hereby disclosing certain additional disclosures (the “Supplemental Disclosures”) in response to the Porter Complaint, the Pill Complaint and the Berg Complaint and solely for the purpose of mooting the allegations contained therein. The Company denies the allegations of the complaints, and denies any violations of law. The Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. With respect to the three class action complaints, the Company denies that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. The Company has not admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. The Company believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Span-America Medical Systems, Inc.

By:	/s/ Richard C. Coggins
Name:	Richard C. Coggins
Title:	Chief Financial Officer

Dated: June 2, 2017